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                                                                    EXHIBIT 99.1



CLEVELAND INDIANS CONSIDER POSSIBLE SALE OF TEAM

BOARD ENGAGES GOLDMAN SACHS, MCDONALD INVESTMENTS TO IDENTIFY POTENTIAL BUYERS.

CLEVELAND, Ohio - May 13, 1999 - Cleveland Indians Baseball Company, Inc. (Nasdaq: CLEV) announced today that its Board of Directors has engaged The Goldman Sachs Group, Inc. and McDonald Investments Inc. to identify potential buyers for the franchise.

The Indians, one of the most successful teams in Major League Baseball over the past five seasons, currently lead the American League Central Division.

"I have indicated to the Company's Board of Directors, and they agree, that now may be an appropriate time to consider selling the franchise," said Richard E. Jacobs, Chairman, President, Chief Executive Officer and controlling stockholder. "Sports franchises are attracting premium prices, and we are under no pressure to sell. It is my hope that initiating a sale now will permit us to obtain an appropriate price for our shareholders while ensuring that the ballclub is in good hands going forward."

Jacobs said it is the Company's intention is to find a buyer "who is committed to Cleveland and its tremendous fans."

"The intentions of any potential new owner are very important to me, because one of America's greatest baseball cities and its fans deserve committed ownership," he said.

Subject to the approval of Major League Baseball and the Company's shareholders, if required, the transaction will include Cleveland Indians Baseball Company Limited Partnership, of which Cleveland Indians Baseball Company, Inc., a publicly owned company, is the sole general partner.

 "Although we hope to go forward with the sale in a timely manner, it is not a sure thing," said Jacobs. "Major League Baseball must approve any sale, and we will sell only if we find a suitable buyer who is both able to pay an appropriate price for the franchise and committed to the continuing success of this ballclub."



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Jacobs said team officials plan to proceed as quickly as practicable, although unforeseen factors could affect the timeframe. Jacobs said neither he nor the Company will comment further on the potential sale until the matter is successfully consummated.

Jacobs and his late brother, David, bought the struggling Indians franchise in December 1986. The team endured five straight losing seasons through 1993 while the organization placed greater emphasis on player development and scouting and implemented its long-term "Blueprint for Success."

The "Jacobs Field Era" began in the strike-shortened 1994 season, when the Indians moved into a new, state-of-the-art ballpark, Jacobs Field. Since then, the team has won four consecutive American League Central Division Championships and made two World Series appearances by winning the American League pennant.

The team also boasts 308 consecutive sellouts at Jacobs Field, a figure that leads all of Major League Baseball and extends back to early in the 1995 season.

Including this season, the Indians have 15 years remaining on their lease at Jacobs Field and are obligated to play there under terms of that lease.

 "This team belongs to the community, and it has merely been entrusted to us to care for it for the past 12-1/2 years," Jacobs said. "This is a very important decision that I believe will help to assure the continuing success of the team here in Cleveland."

Cleveland Indians Baseball Company, Inc. is the sole general partner of the partnership that owns the Indians. Net revenues for the partnership in 1998 totaled $144.6 million. The Company completed its initial public offering and began trading on the Nasdaq Stock Market on June 4, 1998.


MEDIA CONTACT:    Dennis Lehman (216) 420-4200
INVESTOR RELATIONS CONTACT:  Kenneth E. Stefanov, (216) 420-4200